Exhibit 99.28

LetterOne Technology (UK) LLP Devonshire House, One Mayfair Place, London W1J 8AJ Tel: +44 (0) 20 7046 6150 Fax: +44 (0) 20 7046 6148 www.letterone.com

Dear Turkcell Shareholders,

LetterOne (“L1,” or collectively “we,” or “us”), through various entities including IMTIS Holdings S.à r.l. (“IMTIS Holdings”), has an economic interest in 19.8% of the outstanding shares of Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”). We represent Turkcell’s second largest investor and have had an economic interest in Turkcell for the last 16 years.

We are writing to encourage you to vote at the upcoming 2022 General Assembly (“GA”) for four, very talented, experienced and unaffiliated nominees for the Turkcell Board and the proposals IMTIS Holdings is making to improve the very weak governance regime at the Company and to pay out 75% of Turkcell’s 2021 net income as a dividend in 2022.

Under the stewardship of the current Board and governance framework at Turkcell, operating performance, strategic direction and valuation have all suffered. The proposed changes to the Board and the governance of Turkcell are essential first steps to enable Turkcell to achieve its operational and valuation potential and become a leading international telecommunications company.

Before last year’s GA, ISS and Glass Lewis expressed very serious concerns about the poor governance and disclosures at Turkcell and recommended that shareholders vote against all Board nominees. At the 2021 GA, 94% of institutional shareholders voted against the proposal to ratify the appointment of directors. The voice of shareholders was crystal clear. A change is needed.

Turkcell is facing many challenges. It needs more directors with public Board experience who are accountable, have no affiliation with Turkcell’s shareholders, have expertise in managing telecommunications companies and understand how to create value for shareholders from infrastructure and digital assets. It needs directors who are committed to modern corporate governance standards. The upcoming 2022 GA represents a critical moment for Turkcell’s shareholders to take steps to drastically improve the quality of the Board and begin to bring Turkcell’s governance framework up to the standard appropriate for a company of Turkcell’s size and importance.

Despite having a leading market position in an attractive market and an enviable portfolio of digital and infrastructure assets, Turkcell's performance and position are in decline. Beneath the positive headline subscriber and revenue growth lurks a very troubling story for shareholders. Turkcell underperforms its Turkish peers on key value driving commercial metrics. Moreover, these unsatisfactory results are achieved with high operating and capital spending, making Turkcell shockingly inefficient for a company with a leading market position. The Company’s low margins, weak commercial performance, lack of execution on its strategy to unlock value from valuable infrastructure and digital assets, destruction of value in international subsidiaries and TOGG, low dividend, lack of alignment of management compensation with shareholders’ interest and exceptionally weak corporate governance all contribute to Turkcell’s depressed valuation and poor stock price performance. This cannot be allowed to continue.

As an established long-term investor in telecommunications and technology, we can see past the headlines to understand the real performance issues at Turkcell. We have put together a comprehensive strategic plan to remedy them. We believe that Turkcell’s operating performance and valuation can be significantly improved for the benefit of all stakeholders. This process of improvement must begin with changes to the Board and the governance regime.

Below we outline key problems and opportunities for Turkcell:

Turkcell Has Low Margins and Weak Commercial Performance

Despite its strong position as the market leader in a three-player market, Turkcell has one of the lowest operating free cash flow margins compared to peers.

2

Note:
1)	Turkcell: 2020 is only slightly better at 13.3% with no expected improvement in 2021.
2)	Bharti’s low marginality has been driven by Jio led market disruption and significant investment needs; recent trends show significant improvement (2020: 12.4%).

While Turkcell demonstrates top line growth in line with Turkey’s inflation, it is losing market share and has the lowest ARPU growth and highest churn in its key segment in Turkey, mobile1. All of this occurs despite having the highest marketing cost and capex in the market. Turkcell is pursuing growth at a very high cost and is not benefiting from its leading market position.

Based on an analysis of leading emerging market telecommunications companies by an independent consultant, we believe that there is a 10-15 percentage point EBITDA margin upside in Turkcell’s cost structure. In-line with this, targeting a conservative improvement in OpFCF of 10pp of service revenue would increase Turkcell’s value by $1.9 billion.

__________________________
1 Post-paid segment only for market share and ARPU growth.

It Has Not Unlocked Value from Its Infrastructure, Digital and Fintech Assets

Turkcell has a very valuable portfolio of telecommunication infrastructure (Global Towers and Superonline), digital B2C (BiP) and fintech (Paycell) assets. These assets all command valuations significantly higher than Turkcell’s trading level of 3.4x 2022 EBITDA:

Valuation (Indicative)
Global Towers	Superonline	BiP	Paycell
10-12x EBITDA	5-7x EBITDA	$40 per MAU (assume 30% MAU / 3MAU ratio)	5x Revenue / 12x EBITDA

The Board and management recognized this in 2019 when they outlined a strategy to monetize these assets. Since then, other telecommunication companies have successfully pursued monetization of similar assets. Turkcell’s leadership has made pronouncements but not achieved any progress. The only step taken so far was the announcement in November 2021 of the exploration of a potential sale of an interest in Paycell, a step that L1 had been advocating for some time.

We believe a professionally executed monetization strategy may add up to $1.3 billion to the Company’s value.

It Has Made Value Destructive Investments via International Subsidiaries and TOGG

Turkcell has, in aggregate, invested over $2.2 billion in Lifecell Ukraine and Lifecell Belarus over the last 15 years. There have been no financial returns from these investments. Despite the massive amount of capital invested, both subsidiaries remain distant #3 players with less than 15% market share and continue to lose money on an equity free cash flow basis.

For some financially and strategically inexplicable reason, Turkcell became a venture capital investor in TOGG, a start-up Turkish electric vehicle manufacturer. All the other major investors in TOGG have automotive or industrial experience. Turkcell does not. When Kök Ulaşım, a company with deep expertise in automobile manufacturing, decided not to participate in the capital increase in TOGG in 2021, Turkcell agreed to increase its commitment and ownership. Turkcell has invested approximately €40 million in TOGG and has a commitment to invest approximately €65 million more. TOGG has no connection to Turkcell’s core business and represents another poor use of the Company’s capital.

These value destructive investments call into question the Board’s oversight of Turkcell’s capital allocation policy. Our concerns about Turkcell’s capital allocation policy have become amplified after Mr. Murat Erkan publicly stated in January that the online gaming and “crypto” industries were of interest to Turkcell.

We recommend that the Board end the capital drain of the Ukraine and Belarus subsidiaries and reevaluate their commitment to TOGG. Greater oversight of management’s capital expenditure program must become a high priority for the Turkcell Board. In our view, these actions may contribute $0.1 billion in the short term to Turkcell’s valuation and eliminate a significant financial and strategic distraction to management and the Board.

There Is No Alignment Between Management’s and Shareholders’ Interests

For a company of Turkcell’s importance, the management compensation plan has very few incentives related to the long-term performance of Turkcell equity. Neither management nor Board directors are required to own any shares of the Company. Board members and management only held 0.0028% of Turkcell’s stock over the last two years! This is worth approximately $140,000. As shareholder interests are put at risk by the Company's operational, strategic and capital allocation failings, management does not bear the risk of the financial consequences. This massive misalignment of interests helps explain the operating inefficiency and capital allocation failings at Turkcell. Management does not think like a shareholder.

In keeping with internationally recognized good governance and compensation practices, key executives should have “skin in the game” such that they are aligned with shareholders and have exposure to the stock, both to the upside and downside. The Board should introduce a new incentive plan under which management receives a substantial part of their compensation in Turkcell stock and key executives are required to build and hold a meaningful position in Turkcell shares.

The Governance Framework Lacks Transparency and Accountability

At the 2021 General Assembly, ISS, Glass Lewis and many investors expressed deep dissatisfaction with Turkcell’s governance and disclosures. The most significant issues relate to the three-year term of directors and the inability of shareholders to vote for directors individually. Both of these issues prevent director accountability to shareholders. Beyond these specific shareholder accountability issues, concerns were also expressed about the lack of an independent financial expert on the Audit Committee and the lack of demonstrable independence of Afif Demirkıran and Nail Olpak, despite both being categorized as Independent Directors. There was also severe criticism of the lack of disclosure of directors’ names and biographies prior to the GA, as well as the lack of transparency regarding individual management compensation, individual director fees and attendance and fees paid to the external auditor.

Given Turkcell’s size, importance and operational and strategic failings, the current regime, which suffers from inadequate collective Board-level experience and expertise and a lack of transparency and accountability, cannot be allowed to continue. We believe that Turkcell must follow market standard governance practices.

In addition to nominating four outstanding director candidates who have no affiliation with Turkcell’s shareholders, IMTIS Holdings is also making specific proposals to amend the Company’s Articles of Association (“AoA”) to begin the process of improving Turkcell’s governance for the benefit of all stakeholders. These proposals, if approved, will ensure that directors are elected individually and that the Company’s disclosure around individual management and director compensation, among other things, are enhanced in line with internationally accepted best practices.

The Dividend Payments Are Low and Below Market

Turkcell’s dividend payout ratio and yield are significantly below its international and domestic peers. Turkcell maintains a high cash position and low net debt to EBITDA. Despite this, the Company’s 2021 dividend payout ratio was only 61%. This compares with a median of 85% for its international peers. As implementation of our strategic plan inevitably leads to increased free cash flow generation, we are recommending that Turkcell commit to sustainably growing its dividend at least in line with Turkey’s consumer price inflation. As a starting point, IMTIS Holdings is proposing that Turkcell pay out 75% of its 2021 net income in 2022. The return of capital to shareholders should be prioritized over poor capital allocation and inefficient operating decisions.

Turkcell’s Valuation and Share Price Performance Reflect Investors’ Loss of Confidence

Turkcell has one of the lowest valuation multiples, at just 3.4x 2022 EBITDA, among comparable emerging market telecommunications companies.

[1]
Note:
1)	Türk Telekom lower multiple largely explained by small free float / liquidity; risks related to fixed network concession renewal and banks’ (55% shareholding) intention regarding their share.

Compared to emerging market and domestic peers, Turkcell’s shareholder returns have been disappointing.

1
Source: Bloomberg. Data as of 21 January 2022.
Note:
1)	MSCI EM Telecom Services Industry Group Index.

If the strategic, operational and capital allocation weaknesses at Turkcell are allowed to persist, we firmly believe that this unacceptably poor share price performance will continue. We cannot stand by and let that happen.

The Implementation of LetterOne’s Plan Would Add Significant Value

Our plan addresses each of the critical issues in Turkcell. There is an opportunity to increase Turkcell’s share price by more than 100%.

The First Step: Voting for Four Exceptional Nominees and Other Proposals at the 2022 GA

IMTIS Holdings’ four nominees have the experience and expertise to address Turkcell’s failings and create value for all stakeholders. Collectively these nominees have significant public Board experience, C-suite level and Board experience in telecommunications companies, experience and expertise in leading operational improvement and M&A projects and an understanding of and commitment to modern corporate governance requirements. Shareholders should take this critical opportunity to dismiss the four incumbent directors not nominated by the Turkey Sovereign Wealth Fund and elect these nominees:

Nominee	Nominee Value Add
Serdar Çetin
Over 20 years of successful experience in EM telecoms and technology as an advisor, investor and board member
Led hiring of senior management, definition of compensation structures, guiding of companies on growth and value creation, M&A and capital allocation for Play Poland and WoM Chile

Gönenç Gürkaynak	Over 20 years of senior international and Turkish legal experience Among other areas, specializes in Corporate Law, Regulation and Compliance Member of Corporate Governance Association of Turkey
Canan M. Özsoy
Over 30 years of senior leadership experience in different roles and geographies in international bellwethers, General Electric and Sanofi Aventis
CEO of multi-billion General Electric Turkey business for 9 years and Chief Growth Officer in MENAT region for 4 years

Alejandro Plater
Best-in-class senior operational and strategic telecom experience from one of the leading international telcos in Central and Eastern Europe, Telecom Austria
Telco relevant ICT experience from Ericsson

MTIS Holdings’ proposals for the amendments to the Company’s Articles of Association will materially improve accountability and disclosure and address the most glaring failings identified by

ISS, Glass Lewis and institutional shareholders in relation to the 2021 GA. These proposals will ensure:
•	director elections are conducted on an individual basis, and
•	disclosures provide the necessary transparency on key governance practices.

Finally, IMTIS Holdings’ proposal to set the payout ratio this year at 75% of 2021’s net income will bring Turkcell closer in line with its peers and impose some discipline to its capital allocation process.

Conclusion

We have sought constructive engagement with the Board of Turkcell for four months. Inexplicably, the Board has steadfastly refused to acknowledge our concerns or listen to our suggestions. They have chosen not to engage at all. We ask ourselves, how is that protecting and advancing Turkcell and Turkcell’s shareholders’ interests?

The Company is facing a very difficult macroeconomic and industry environment. It is more important than ever that Turkcell has the right Board and plan to successfully manage the risks it faces and realize the considerable potential it has to be a leading telecommunications company with the premium valuation it deserves. We have a well thought out plan. We seek your support for director nominees who can implement it and governance changes to ensure the Board is accountable to its shareholders.

As an owner of Turkcell your vote at the 2022 General Assembly is critical

We urge you to support our Plan and vote for the four candidates and other proposals made by IMTIS Holdings